SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF AUGUST 22, 2023

DATE, TIME AND VENUE: Meeting of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on August 22, 2023, at 11:00 a.m., exclusively online through the Zoom Platform.

CALL NOTICE: The meeting was regularly called through the Call Notice published in the business section of the Official Gazette of the State of São Paulo on July 21, 22, and 25, 2023, pages 4, 4, and 2 respectively, and on the Valor Econômico newspaper on July 21, 22, and 25, 2023, pages A10, B8, and B5, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was held exclusively online, via the Zoom platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and on the Manual to Participate in the Meeting. The Extraordinary Shareholders’ Meeting was recorded in full and, under paragraph 1 of article 47 of CVM Resolution 81, the shareholders who participated in the Meeting through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 81.36% of the Company’s total voting shares attended the Extraordinary Shareholders' Meeting, as confirmed by (i) the access records to the electronic platform made available by the Company; and (ii) the valid remote voting forms received through the Depository of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to CVM Regulation 81. The Chair and the Secretaries formalized the registration of shareholders’ attendance based on the signatures on these minutes.

Messrs. Ronaldo Carlos Leite, Manager of the Corporate Governance Department, Priscila Costa da Silva, John Emerson da Silva, and Victor Augusto Guerra Cardoso, Management Analysts of the Investor Relations Department, Carolina Alves Cardoso Santos and Melissa Martuscelli, lawyers of the Legal Department, Denise Rita Silvestre, Advisor, Patricia Marioto Fernandes Gianesini, lawyer, and Gerson Yaçumassa, Management analyst, who are part of the Corporate Governance Department, also attended the meeting.

PRESIDING: Chair: Karla Bertocco Trindade. Secretaries: Marialve de Sousa Martins and Caroline Couto Matos.

PUBLICATION: The Management Proposal and other documents related to the agenda were made available to shareholders, according to applicable regulation, at the Company’s headquarters and on the websites of the Company, CVM, and B3.

AGENDA:

I.         Remove a member of the Board of Directors from office.

II.       Elect a member of the Board of Directors to fulfill the remaining term of office until the Annual Shareholders’ Meeting to be held in 2024.

III.     Increase the number of members who will compose the Fiscal Council for a term of office until the Annual Shareholders’ Meeting to be held in 2024.

IV.      Elect the sitting and alternate members of the Fiscal Council for a term of office until the Annual Shareholders’ Meeting to be held in 2024.

V.        Increase the overall annual compensation of management, audit committee members, and fiscal council members for the 2023 fiscal year, approved at the General Meeting held on 04/28/2023.

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council – CODEC, according to CODEC Reports 094/2023, of July 31, 2023, and 099/2023, of August 8, 2023, whose voting instructions were submitted by the representatives of the shareholder São Paulo State Treasury (“State”), Mss. Laura Baracat Bedicks and Bruna Tapie Gabrielli.

DOCUMENT READING: The reading of the instructions for the consolidated remote voting map was waived, according to paragraph 4 of article 48 of CVM Resolution 81, which was timely made available to shareholders, and whose copies were made available during the meeting for consultation by those attending the meeting.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the

Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of article 130 of Law 6,404/76.

RESOLUTIONS: After analyzing the matters on the agenda, shareholders resolved:

I. The Board acknowledged that, due to the resignation letter presented by Mr. Jônatas Souza da Trindade to the position of sitting member of the Board of Directors, on August 3, 2023, disclosed to shareholders by the Company in a Notice to the Market dated August 4, 2023, item I on the Agenda, namely “remove from office a member of the Board of Directors” lost its purpose. Considering that the member whose removal from office would be resolved upon no longer holds the said position, all the votes cast in this resolution have been disregarded.

II. Elect, by a majority vote of the attending shareholders, with 82.98% of votes cast in favor, represented by 461,468,930 shares; 16.70% of votes cast against, represented by 92,871,391 shares; and 0.32% abstentions, represented by 1,781,613 shares, Mr. Antônio Júlio Castiglioni Neto, Brazilian, married, lawyer and Attorney to the State of Espírito Santo, identification document (RG) number 1.336.869 SSP/ES, individual taxpayer’s ID (CPF) number 054.462.337-19, domiciled at Rua Gelu Vervloet dos Santos, 280, Jardim Camburi, Vitória, Espírito Santo, CEP: 29090-100, appointed by the Controlling Shareholder for the position of member of the Company’s Board of Directors for a term of office until the Annual Shareholder’s Meeting that approves the accounts for the year ended December 31, 2023.

It has been recorded that the appointment of Mr. Antônio Júlio Castiglioni Neto (1st term of office) had the due government authorization (ATG Official Letter 0292/2023-CC), complies with legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and was attested by the Eligibility and Advisory Committee (Electronic Process 017.00004193/2023-48 that addresses the verification of the nomination process of members to the Company’s Board of Directors, as provided for in CODEC Resolution 02/2023), under article 31 of the Bylaws. The Company’s Board of Directors was in favor of the adherence of the elected member to the Company’s Institutional Nomination Policy. It has also been recorded that Mr. Antônio is not an independent member under the provisions of CVM Resolution 80, of March 29, 2022, as amended (“CVM Resolution 80”) and the Novo Mercado Regulation.

The Board member shall exercise his duties under the Bylaws, with a unified term of office until the meeting held to approve the 2023 accounts, and the investiture in the position will observe the requirements, impediments, and procedures outlined in current regulations, which shall be verified by the Company upon investiture. The instrument of investiture (drawn up in the proper book) will be signed and the clearance statement will be filed at the Company's headquarters. Regarding the declaration of properties, the applicable state regulations must be observed. Compensation will be set based on CODEC’s guidelines, as resolved at the Annual Shareholders’ Meeting held in April 2023.

The other Board members elected at the Annual and Extraordinary Shareholders’ Meeting of 2022 and the Annual and Extraordinary Shareholders’ Meeting of 2023 remain in the exercise of their respective offices until the end of the term of office at the Annual Shareholders’ Meeting that approves the accounts for the fiscal year to be ended December 31, 2023.

III. To approve, by a majority vote of the attending shareholders, with 99.67% of the votes cast in favor, represented by 554,290,353 shares; 0.01% of the votes cast against, represented by 55,068 shares; and 0.32% abstentions, represented by 1,776,514 shares, the increase in the number of members of the Fiscal Council, from 4 (four) sitting members and alternates in the same number, as established by the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 28, 2023, to 5 (five) sitting members and alternates in the same number, for a term of office effective until the date of the Annual Shareholders’ Meeting that resolves on the Company’s financial statements for the fiscal year to be ended on 12.31.2023.

IV. To elect a member and his/her respective alternate for the Fiscal Council for a term of office until the Annual Shareholder’s Meeting that approves the accounts for the fiscal year to be ended on December 31, 2023, according to the appointments of the Controlling Shareholder, which received 92.54% of votes cast in favor, represented by 514,651,560 shares; 7.14% of votes cast against, represented by 39,695,048 shares; and 0.32% of abstentions, represented by 1,775,325 shares:

Sitting member: EDUARDO ALEX BARBIN BARBOSA, Brazilian, married, lawyer, identity document (RG) number 21.750.999-X SSP/SP, Individual Taxpayer’s ID (CPF) number 246.377.168-29, domiciled at Av. Caetano Gornati, 1101, Jundiai, São Paulo, CEP: 13214-661.

Alternate member: ITAMAR PAULO DE SOUZA JÚNIOR, Brazilian, married, public servant, identity document (RG) number 30.413.675-X SSP/SP, Individual Taxpayer’s ID (CPF) number 269.849.258-94, domiciled at Rua Octávio de Moraes Lopes, 71 - Jardim Sarah, São Paulo - SP, CEP: 05382-070.

It has been recorded that the appointments of Mr. Eduardo Alex Barbin Barbosa (1st term of office) and Itamar Paulo de Souza Junior (1st term of office) had the due government authorization (ATG Official Letter 0292/2023-CC), comply with legal and statutory requirements, including those provided for in Federal Law

13,303/2016, and were attested by the Eligibility and Advisory Committee, under article 31 of the Bylaws (Electronic Process 017.00004192/2023-01 that addresses the verification of the nomination process of members to the Company’s Fiscal Council, as provided for in CODEC Resolution 02/2023).

The elected members shall perform their duties until the next Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called. The investiture in the position shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified by the Company upon investiture. Regarding the declaration of properties, the applicable state regulations must be observed. Compensation will be set based on CODEC’s guidelines, as resolved at the General Shareholders’ Meeting held in April 2023.

According to article 25 of the Company’s Bylaws and article 240 of Law 6,404/76, the Company’s minority shareholders can elect one of the members of the Fiscal Council and his/her respective alternate. Given that, until now, the minority shareholders have not appointed candidates for the separate election, under article 240 of Law 6,404/76, the position reserved for minority shareholders is still open.

V. To approve, by a majority vote of the attending shareholders, with 93.03% of votes cast in favor, represented by 517,365,818 shares; 6.62% of votes cast against, represented by 36,821,441 shares; and 0.35% of abstentions, represented by 1,934,674 shares, the increase in the overall annual compensation of management, Audit Committee members, and Fiscal Council members for 2023, as provided for in articles 152 and 162 of Law 6,404/76, and article 46 of the Bylaws, previously approved from up to R$10,334,624.58 (ten million, three hundred and thirty-four thousand, six hundred and twenty-four reais, and fifty-eight cents) to up to R$10,370,277.08 (ten million, three hundred and seventy thousand, two hundred and seventy-seven reais, and eight cents) including benefits of any nature and representation allowances, solely to cover the compensation of the new Fiscal Council member.

DISSENTING VOTES, VOTES CAST, AND ABSTENTIONS: The Presiding Board recorded the dissenting votes, votes cast, and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Presiding Board adjourned the Extraordinary Shareholders’ Meetings, which were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of article 47 of CVM Resolution 81, recorded the shareholders who participated in the

Meetings through remote voting forms and through the digital platform made available by the Company, as listed in ATTACHMENT I.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Shareholders’ Meetings.

São Paulo, August 22, 2023.

Presiding:

KARLA BERTOCCO TRINDADE Chair
MARIALVE DE SOUSA MARTINS Secretary
CAROLINE COUTO MATOS Secretary

ATTACHMENT I

List of attending shareholders

Under paragraphs 1 and 2 of article 47 of Resolution 81/22 of the Brazilian Securities and Exchange Commission, of March 29, 2022, in effect, the following are considered present and signatories to the minutes of this Meeting (i) shareholders whose Remote Voting Form is deemed as valid and (ii) shareholder who have registered their attendance at the electronic distance participation system made available by the company.

Shareholders present at the Extraordinary Shareholders’ Meeting through the electronic participation system:

TREASURY SECRETARY (p.p. Laura Baracat Bedicks and Bruna Tapie Gabrielli)

THE BANK OF NEW YORK ADR DEPARTMENT (p.p. Bruna de Jesus Dias)

OTHER SHAREHOLDERS (p.p. Barbara Orlinda Ferreira Silva and Matheus Guilherme Pereira da Silva)

BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL

BRADSEG PARTICIPACOES LTDA - GESTÃO BRAM - RV

BRADESCO FIA IBOVESPA PLUS

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO F.MP- - FGTS - CARTEIRA LIVRE

BRADESCO MULTIPORTFOLIO F.M.P FGTS CL

BRAM FIA IBOVESPA

BRAM FUNDO DE INVESTIMENTO EM AÇÕES

BRAM FIA IBOVESPA ATIVO

BRADESCO FIA DIVIDENDOS

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO FIA IS SUSTENTABILIDADE EMPRESARIAL

BRAM F.I.A IBrX-50

BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES ZINCO

BRADESCO FIM FUNDAÇÃO AMAZONAS SUSTENTAVEL - FAS

BRAM FIA IBRX ATIVO

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESCO H FIA IS SRI

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES PASSIVO IBRX

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA GESTÃO

BRADESCO FIA MASTER DIVIDENDOS

BRAM H FUNDO DE INVESTIMENTO AÇÕES DIVIDENDOS

BRADESCO FIA MASTER IBRX

BRADESCO FIA MASTER IBOVESPA

FIA IBOVESPA 157

ETF BRADESCO IBOVESPA FUNDO DE ÍNDICE

BRAM FF ÍNDICE ATIVO FIA (ESPELHO)

ÁGORA ARROJADA INDEX FIA

BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ATIVO

BRAM FIA IS SUSTENTABILIDADE EMPRESARIAL 2

FIA IS MASTER PREVIDENCIA ESG

BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA

B-INDEX MORNINGSTAR BRASIL PESOS IGUAIS FUNDO DE ÍNDICE

B-INDEX MORNINGSTAR SETORES DEFENSIVOS BRASIL FUNDO ÍNDICE

BRADESCO VIDA E PREVIDENCIA -  GESTÃO BRAM - LIVRE RV

BRADESCO SAÚDE - LIVRE RV

OTHER SHAREHOLDERS (p.p. Karina Francisca de Andrade)

BNP PARIBAS FUNDS EMERGING CLIMATE SOLUTIONS

BNP PARIBAS FUNDS GLOBAL CLIMATE SOLUTIONS

MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

SABADELL ACCIONES AMERICA LATINA FIMP

SABADELL EMERGENTE MIXTO FLEXIBLE, FI

FIDELITY FUNDS SICAV

IT NOW IBOVESPA FUNDO DE INDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE INDICE

ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO

ITAU ASGARD ACOES FUNDO DE INVESTIMENTO

ITAU ASGARD INSTITUCIONAL ACOES FUNDO DE INVESTIMENTO

ITAU ACOES DIVIDENDOS FI

ITAÚ BALANCEADO ATIVO FMP - FGTS CARTEIRA LIVRE

ITAU DUNAMIS MASTER FUNDO DE INVESTIMENTO EM ACOES

ITAU HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO

ITAU IBRX ATIVO MASTER FIA

ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO

ITAÚ INFLATION EQUITY OPPORTUNITIES AÇÕES FUNDO DE INVESTIME

ITAU INFLATION EQUITY OPPORTUNITIES MULT. FI

ITAÚ INFLATION STRATEGY MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FI

ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FI

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FI

ITAU OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO

ITAU OPTIMUS LONG BIAS MULTIMERCADO FI

ITAU OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO

ITAU PREVIDENCIA IBRX FIA

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

LCL ACTIONS EMERGENTS

STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS

STRUCTURA

Shareholders present at the Extraordinary Shareholders’ Meeting through the distance voting form:

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

DOMINION RESOURCES, INC. MASTER TRUST

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

NN (L)

MANAGED PENSION FUNDS LIMITED

BLACKROCK GLOBAL FUNDS

NORGES BANK

PACIFIC SELECT FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

EURIZON CAPITAL S.A.

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

RUSSEL EMERGING MARKETS EQUITY POOL

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

AEGON CUSTODY BV

ARKANSAS TEACHER RETIREMENT SYSTEM

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

POLIC AND FIR RET SYS OF THE CITY OF DETR

ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

ALBERTA INVESTMENT MANAGEMENT CORPORATION

USAA INTERNATIONAL FUND

WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

AWARE SUPER PTY LTD

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

NEW ZEALAND SUPERANNUATION FUND

INTERNATIONAL MONETARY FUND

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

SALT RIVER PIMA-MARICOPA INDIAN C

SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS

STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

UTAH STATE RETIREMENT SYSTEMS

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

VICTORIAN FUNDS MAN C A T F V E M T

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BEWAARSTICHTING NNIP I

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

DWS INVESTMENT GMBH

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

SCHLUMBERGER COMMON INVESTMENT FUND LIMITED

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

KAISER FOUNDATION HOSPITALS

JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

PARAMETRIC EMERGING MARKETS FUND

ACTIVE M INTERNATIONAL EQUITY FUND

CHEVRON UK PENSION PLAN

COMMONWEALTH BANK GROUP SUPER

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

SPDR SP EMERGING MARKETS ETF

BRUNEI INVESTMENT AGENCY

NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY

DWS LATIN AMERICA EQUITY FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

VIRGINIA RETIREMENT SYSTEM

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

CANADA PENSION PLAN INVESTMENT BOARD

FUTURE FUND BOARD OF GUARDIANS

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

CITI RETIREMENT SAVINGS PLAN

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

RUSSEL OVERSEAS EQUITY POOL

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

INVESCO DWA EMERGING MARKETS MOMENTUM ETF

INVESCO GLOBAL WATER ETF

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

SWISSCANTO (LU) EQUITY FUND

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

ISHARES III PUBLIC LIMITED COMPANY

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

SWISSCANTO (LU)

PRAMERICA SICAV

AMERICAN HEART ASSOCIATION, INC.

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA)

BELLSOUTH CORPORATION RFA VEBA TRUST

MFS DEVELOPMENT FUNDS, LLC

CENTRAL PROVIDENT FUND BOARD

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

SCHWAB EMERGING MARKETS EQUITY ETF

LACM EMERGING MARKETS FUND L.P.

ISHARES MSCI EMERGING MARKETS ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

QSUPER

BMO MSCI EMERGING MARKETS INDEX ETF

WELLINGTON TRUST COMPANY N.A.

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD INTERNATIONAL VALUE FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

SCOTIA PRIVATE EMERGING MARKETS POOL

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO)

SSGA SPDR ETFS EUROPE I PLC

STICHTING PENSIOENFONDS ING

EUROPEAN CENTRAL BANK

VERIZON MASTER SAVINGS TRUST

INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS

JOHN HANCOCK HEDGED EQUITY INCOME FUND

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST

NGS SUPER

NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND

NORDEA STABIL

FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

OLD WESTBURY LARGE CAP STRATEGIES FUND

INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING

JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND

KBC EQUITY FUND

KBC ECO FUND

JANA EMERGING MARKETS SHARE TRUST

INVESCO SP EMERGING MARKETS MOMENTUM ETF

MERCER QIF FUND PLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

ASCENSION ALPHA FUND, LLC

COMMONWEALTH SUPERANNUATION CORPORATION

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

NFS LIMITED

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

DEUTSCHE INVEST I BRAZILIAN EQUITIES

DWS INVEST LATIN AMERICAN EQUITIES

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

BLACKROCK GLOBAL INDEX FUNDS

ANDRA AP-FONDEN

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

EATON VANCE MANAGEMENT

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

STATE STREET IRELAND UNIT TRUST

FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND

SPDR SP EMERGING MARKETS FUND

JOHN HANCOCK INFRASTRUCTURE FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DESJARDINS GLOBAL BALANCED GROWTH FUND

XTRACKERS (IE) PUBLIC LIMITED COMPANY

NORDEA 1 - ALPHA 10 MA FUND

NORDEA 1- ALPHA 15 MA FUND

XTRACKERS

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

NN PARAPLUFONDS 1 N.V

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

EURIZON CAPITAL SGR S.P.A

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND

SANTANDER SICAV

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

WM POOL - EQUITIES TRUST NO 74

GENERAL ORGANISATION FOR SOCIAL INSURANCE

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED

MOBIUS LIFE LIMITED

ITAU FUNDS - LATIN AMERICA EQUITY FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

SHELL FOUNDATION

GODFOND SVERIGE VARLDEN

ISHARES MSCI ACWI LOW CARBON TARGET ETF

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL U. ETF P. LIMITED COMPANY

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

TT EMERGING MARKETS UNC FUND A SUB FUND OF TT INT FUNDS PLC

ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF

NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

AVADIS FUND - AKTIEN EMERGING MARKETS INDEX

LACM EMII, L.P.

DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF

THE BOARD OF THE PENSION PROTECTION FUND

GUIDEMARK EMERGING MARKETS FUND

FUNDAMENTAL LOW V I E M EQUITY

NORTHERN TRUST UCITS FGR FUND

STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S

WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

STATE STREET ICAV

TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED

TELSTRA SUPER PTY LTD T TELSTRA S SHEME

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

SPP EMERGING MARKETS PLUS

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

ISHARES IV PUBLIC LIMITED COMPANY

NORDEA 2 SICAV

DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND

TELUS PENSIONS MASTER TRUST

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD

CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND

TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

LEGAL & GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

NATIONWIDE INTERNATIONAL SMALL CAP FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

PARKER FOUNDATION, INC.

PICTET - GLOBAL MEGATREND SELECTION

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

WELLINGTON COMPOUND GROWTH, L.P.

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

HIGHLAND PUBLIC INFLATION HEDGES FUND

COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

FRANKLIN LIBERTYSHARES ICAV

AQR INNOVATION FUND, L.P.

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

NORDEA 1 - ALPHA 7 MA FUND

PARAMETRIC TMEMC FUND, LP

JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND

LAZARD REAL ASSETS AND PRICING OPPORTUNITIES PORTF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

UTILICO EMERGING MARKETS TRUST PLC

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL

MSCI EQUITY INDEX FUND B - BRAZIL

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

BRIDGEWATER OPTIMAL PORTFOLIO II, LTD.

BRIDGEWATER OPTIMAL PORTFOLIO TRADING COMPANY, LTD

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND

VANGUARD ESG INTERNATIONAL

WEST YORKSHIRE PENSION FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

ROBECO CAPITAL GROWTH FUNDS

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

BRIDGEWATER OPTIMAL PORTFOLIO@12% TRADING COMPANY,

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

SYMMETRY PANORAMIC GLOBAL EQUITY FUND

NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

PHILADELPHIA GAS WORKS PENSION PLAN

NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS

CHUBB CORPORATION MASTER RETIREMENT TRUST

AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX

MERCER UCITS COMMON CONTRACTUAL FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

THE SAUDI SECOND INVESTMENT COMPANY

VANGUARD ACTIVE EMERGING MARKET EQUITY FUND

DFC EMERGING MARKETS EQUITY FUND

JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS

LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS

GUARDIAN GLOBAL UTILITIES VIP FUND

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND

NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND

TRANSAMERICA EMERGING MARKETS OPPORTUNITIES

FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND

ASSET MANAGEMENT EXCHANGE UCITS CCF

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

ISHARES ESG MSCI EM LEADERS ETF

BLK MAGI FUND

INTERNATIONAL EQUITIES B UNIT TRUST

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV

TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT

LEGAL GENERAL CCF

NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD

VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER

STICHTING PENSIOENFONDS PGB

ISHARES ESG ADVANCED MSCI EM ETF

ARERO - DER WELTFONDS -NACHHALTIG

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

NATIONAL EMPLOYMENT SAVINGS TRUST

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

IMCO EMERGING MARKETS PUBLIC EQUITY LP

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

JNL EMERGING MARKETS INDEX FUND

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

CIBC EMERGING MARKETS EQUITY INDEX ETF

NEW AIRWAYS PENSION SCHEME

LGIASUPER TRUSTEE

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026

RIZE UCITS ICAV

CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026

TT NON-US EQUITY MASTER FUND LIMITED

APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR

INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL

EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026

TRINITY COLLEGE CAMBRIDGE

GLOBAL X CLEAN WATER UCITS ETF

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER

INVESTERINGSFORENINGEN DANSKE INVEST SELECT

TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

EMERGING MARKETS EQUITY FOCUS PORTFOLIO

ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF

VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF

TT SUSTAINABLE EM EQUITY FUND, A SUB FUND OF TT IN

STRIVE EMERGING MARKETS EX-CHINA ETF

MBB PUBLIC MARKETS I LLC

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

TEXAS PERMANENT SCHOOL FUND CORPORATION

ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA

VOYA VACS INDEX SERIES EM PORTFOLIO

JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

TT EM EX CHINA EQUITY FUND A SUB-FUND OF TT INTERN

EMERGING MARKETS COMPLETION FUND, L.P.

AVIVA INVESTORS

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

H.E.S.T. AUSTRALIA LIMITED

INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL

INVESTERINGSFORENINGEN SYD INVEST

JPMORGAN FUNDS

NEW YORK STATE COMMON RETIREMENT FUND

NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SPP AKTIEINDEXFOND GLOBAL

SPP EMERGING MARKETS SRI

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

THE CHASE MAN BK AS TR OF DELTA MASTER FD

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD INTERNATIONAL EXPLORER FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

ACE CAPITAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES

ACE CAPITAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO DE AÇÕES

ACE CAPITAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

ACE CAPITAL W MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

GROU ABSOLUTO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

AC PREV EQUITIES FUNDO DE INVESTIMENTO EM AÇÕES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 31, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.